SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
June 21, 2005
AngloGold Ashanti Limited
_
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:        Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes:
No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures: ANGLOGOLD ASHANTI ANNOUNCES THAT SAM JONAH MOVES TO NON-EXECUTIVE BOARD
POSITION AT ANGLOGOLD ASHANTI

AGA47.05
21 June 2005
SAM JONAH MOVES TO NON-EXECUTIVE BOARD POSITION AT ANGLOGOLD ASHANTI
Sam Jonah has indicated that he wishes to move to a non-executive role on the Board of AngloGold Ashanti in order to have more time with his family and to enable him to pursue interests outside AngloGold Ashanti. He has agreed to remain an office bearer of the Company and will retain the title President, but will exercise this role as a non-executive director. This move will become effective from 31 July 2005.
AngloGold Ashanti Chairman, Russell Edey, commented: "I regret that we will have less of Sam's time but thoroughly respect his reasons for wishing to make this move. I am pleased that he will remain an office bearer of the Company and will continue to be part of the collective leadership of AngloGold Ashanti.”
Dr Jonah said, “I am delighted that the integration of Ashanti and AngloGold has gone very well, which I attribute largely to the excellent relationship I have with Bobby Godsell. I look forward to my continuing role in AngloGold Ashanti, now in a non-executive capacity.”
ends
Queries
Tel: Mobile E-mail:
Steve Lenahan +27 (0) 11 637 6248 +27 (0) 83 308 2200
slenahan@AngloGoldAshanti.com
Alan Fine +27 (0) 11 637 6383 +27 (0) 83 250 0757
afine@AngloGoldAshanti.com
Disclaimer
Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company’s business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company’s annual report on the Form 20-F for the year ended 31 December 2003 which is filed with the Securities and Exchange Commission on 19 March 2004.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date JUNE 21, 2005
By: /s/ C R BULL
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Name: C R Bull
Title:    Company Secretary